

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Via E-mail
Mrs. Francine Lavoie
President and Chief Executive Officer
Boreal Water Collection, Inc.
4496 State Road 42 North
Kiamesha Lake, NY 12751

      Re: Boreal Water Collection, Inc.
              Amendment No. 4 to Registration Statement on Form 10-12G
              Filed March 8, 2013
              Form 10-Q for Fiscal Quarter Ended September 30, 2012
              Filed December 20, 2012
              File No. 0-54776

Dear Mrs. Lavoie:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G

Item 1. Business, page 5

No Dependence on one or a few major customers:, page 8

1.   We note your response to comment 4 in our letter dated February 8, 2013. We note that your disclosure under this heading states that you "do not rely or depend on one or only a few major customers." We note, however, that your disclosure in the third sentence in the third paragraph on page 18 states that "the decrease in sales of our one gallon product resulted from the loss of a large customer." This sentence implies that you depended on a large customer because your sales decreased significantly when you lost a large customer. Please revise your disclosure under this heading to include the information

disclosed on page 18 so that the disclosure under this heading adequately discusses your vulnerability to the loss of large customers.

Item 2. Financial Information, page 16

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 19

2.   We note your response to comment 1 in our letter dated February 8, 2013 as well as the revisions to your disclosure. Additionally, we note the reference under this heading to a "quasi reorganization" on January 10, 2006. Please revise your disclosure to state the entity involved in this reorganization.

Additional Plan of Operation, page 22

3.   We note your response to comment 10 in our letter dated February 8, 2013. It appears that you made revisions in response to this comment on page 29, rather than in this section. Please revise to provide disclosure that is responsive to this comment here, as opposed to in your Recent Sales of Unregistered Securities section.

4.   We note your response to comment 11 in our letter dated February 8, 2013 as well as the revisions to your disclosure. We note, however, that your disclosure under this heading states that you anticipate that funds will be allocated to bring your OTC "Markets filings to 'OTCQB.'" Please revise your disclosure under this heading to state that your stock is currently quoted on the OTCQB.

Financial Statements, page 34

Balance Sheets, page F-1

5.   We note that the classification of the current and long-term portions of the loan payable – property taxes in the December 31, 2011 balance sheet differ from the audited balance sheet on page F-18. Please revise to conform to the audited balance sheet.

Statements of Cash Flows (Unaudited), page F-4

6.   Please tell us the transactions and their amounts included in stock-based compensation for the nine months ended September 30, 2011. Please also tell us why the amounts of common stock issued upon conversion of debt obligation and in settlement of unpaid wages presented in non-cash investing and finance activities differ from the amounts disclosed in the statements of changes in stockholders' equity (unaudited) on page F-3.

7.   We note that you issued 5 million shares of common stock on April 25, 2011 and
        10,766,700 shares of common stock on September 1, 2011. It appears that these
        transactions are not presented in non-cash investing and financing activities for the nine-
        months ended September 30, 2011. Please revise or advise.

Notes to Financial Statements, page F-5

Note 6 – Stockholders' Equity, page F-12

8.   We note your response to comment 21 in our letter dated February 8, 2013 and the
        revisions to your disclosure. You indicate in your response that the discussion of the
        legal issues relating to the 3 million shares of common stock obtained by a third-party
        illegally is included in Note 13. However, we are unable to locate the discussion of these
        shares in Note 13. Please tell us the facts and circumstances surrounding the issuance of
        the shares, when the shares were issued, how you accounted for the shares and the basis
        in GAAP for your accounting. In addition, provide a discussion of the issuance of the
        shares obtained illegally in the notes to your financial statements.

Note 9 – Short-Term Debt, page F-14

9.   We note your response to comment 23 in our letter dated February 8, 2013. We
        understand that you are working with Wells Fargo on a new repayment plan regarding
        your mortgage obligation. However, you disclose that you are currently in default of
        your mortgage obligation. As previously requested, please disclose the ramifications of
        defaulting on your mortgage obligation.

Statements of Cash Flows, page F-21

10.   We note that you revised the statement for the year ended December 31, 2011. Please tell
        us your consideration of disclosing the revisions as a restatement in accordance with ASC
        250.

Notes to Financial Statements, page F-22

Note 2 – Summary of Significant Accounting Principles, page F-22

General

11.   We reviewed your response to comment 15 in our letter dated February 8, 2013 and
        understand the types of costs included in costs of sales and selling, general and
        administrative expenses. Since there are acceptable alternatives regarding the
        classification of costs and expenses in the statement of operations, we believe your
        classification policies should be disclosed in accordance with ASC 235-10-50-3. As
        previously requested, please disclose the types of costs included in cost of sales and

selling and general administrative expenses. Similar disclosures should be included in the notes to your unaudited financial statements.

Revenue Recognition, page F-22

12.   Please tell us your basis in GAAP for recognizing revenue on the date products are shipped when the shipping terms are FOB destination. In addition, please tell us the amount of sales revenue attributable to FOB destination shipments that were not received and accepted by customers as of the end of each year. Refer to the revenue recognition guidance in ASC 605-10-S99-1.

13.   We note your disclosure that you offer customers a right to return products previously shipped. In this regard, please tell us your consideration of recognizing a reserve for estimated returns. Refer to ASC 605-15-25-1 and 605-15-45-1.

Inventories, page F-24

14.   We reviewed your response to comment 17 in our letter dated February 8, 2013. Please disclose that inventories consist primarily of raw materials and that manufacturing costs are charged to operations as incurred. Similar disclosure should be included in the notes to your unaudited financial statements.

Note 6 – Stockholders' Equity, page F-28

15.   We reference your schedule of common shares issued as stock-based compensation, in settlement of debt and for the payment of services provided in response to comment 18 in our letter dated February 8, 2013. We note that common shares issued to non-employees for services were measured at the closing price of common stock on the date of issuance. It appears that your accounting for such transactions does not agree with your accounting policies for non-employee awards as described in the third paragraph on page F-25. Please revise or advise.

16.   We reference your schedule of common shares issued for cash, as stock-based compensation, in settlement of debt and for the payment of services provided in response to comment 18 in our letter dated February 8, 2013. We note that the fair value of common stock issued in transactions described as "settlement of debt" and "settlement of unpaid wages" exceeds the net fair value of the obligations as reflected in the schedule. We also note that you did not recognize a loss on the extinguishment transactions as indicated in your response to comment 18 in our letter dated November 1, 2012. Please address the following:

    a. Confirm to us that the fair value amounts in the schedule (and reflected in the statements of changes in stockholders' equity) represent the net carrying amount of the debt obligations.

    b. Tell us why your accounting for extinguishments of debt obligations complies with the guidance in ASC 470-50-40. In particular, we are interested in why you did not recognize a loss on the debt extinguishment transactions. If you determined that the net carrying amounts of the debt obligations extinguished are more clearly evident than the closing prices of your common stock on the date of the transactions, please tell us the basis for your determinations.

    c. Tell us your consideration of disclosing the net carrying value of related party debts settled in exchange for the issuance of common shares for the periods presented in the Note 10 to the financial statements. Refer to ASC 850-10-50-1(d).

Exhibit 31.1 and 32.1

17.   We reviewed your responses to comments 25 through 28 in our letter dated February 8, 2013. Please note that certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code are not required in a registration statement on Form 10. Please file the certifications as exhibits in an amendment to Form 10-Q for fiscal quarter ended September 30, 2012 rather than as exhibits to Form 10. In doing so, please note that the certifications must be provided by your principal executive officer and principal financial officer (or persons performing the equivalent functions), and should be signed by those persons in those capacities.

Form 10-Q for the Quarter Ended September 30, 2012

18.   Please file an amendment addressing the above comments and comments in our letter dated February 8, 2013.

    You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

                                    Sincerely,

                                    /s/ Mara L. Ransom

                                    Mara L. Ransom
                                    Assistant Director